Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 15, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 167

Nuveen Dynamic Allocation 60/40 Portfolio, 4Q 2016

File Nos. 333-213355 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated September 23, 2016, regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 167, filed on August 26, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Dynamic Allocation 60/40 Portfolio, 4Q 2016 (the “Trust”). Please note that the Trust has changed its name from “Nuveen Formula Allocation 60/40 Portfolio, 4Q 2016” to “Nuveen Dynamic Allocation 60/40 Portfolio, 4Q 2016.”

Prospectus

Principal Investment Strategy (pp. 2-3)

1.        This section states that the “Trust will invest approximately ... 40% of its assets in shares of exchange-traded funds (“ETFs”) that invest substantially all of their assets in fixed income securities.” Please inform the staff whether the Trust has received exemptive relief from Section 12(d)(1) in connection with the purchase of ETFs.

Response:       Nuveen Unit Investment Trust has received exemptive relief from Sections 12(d)(1)(A), (B) and (C) of the Investment Company Act of 1940 for its series, which includes the Trust. Please see Nuveen Investments, et al., Investment Company Act Rel. Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order).

2.        Please explain the concept of “downside protection” in the filing. Specifically, what does “downside protection” mean, and how does the Trust achieve it?

Response:       The disclosure has been revised in response to this comment.

3.       In your response letter, please confirm that the Trust will not be concentrated in any particular industry. Please also confirm that to the extent an underlying ETF concentrates in a particular industry, the Trust will be deemed to concentrate to the same extent. For example, if an underlying ETF has a name requiring an 80% policy in a particular industry, the Trust should consider at least 80% of its investment in the underlying ETF will be in that industry; or if an underlying ETF has a concentration policy requiring it to invest 25% in an industry, the Trust should consider that 25% of its assets in the underlying ETF will be in the industry. The Trust cannot ignore the investments in an underlying ETF if it has reason to know what the underlying ETF will be invested in.

Response:        The Trust has no current intention of being concentrated in a particular industry. If a concentration results due to this strategy being run at a particular point in time, the prospectus will disclosure such concentration. The Trust will look to an underlying ETF’s investments to extent possible when determining concentration.

4.        Please disclose the extent to which the Trust may invest in securities of foreign markets.

Response:       As disclosed in the prospectus, the Trust may invest directly in foreign securities as a result of utilizing the Nuveen Formula 30 S&P Portfolio Strategy to select approximately 60% of its portfolio. This strategy selects the top 30 highest dividend yielding securities and weights these securities as described in the prospectus. Therefore, the Trust’s direct investment foreign securities will be determined by this strategy on the date of security selection.

5.        Please disclose how the Trust defines “emerging markets.”

Response:       The disclosure has been revised in response to your comment.

6.        Please include the maturity strategy of fixed income ETFs in which the Trust will invest.

Response:       The disclosure has been revised in response to your comment.

Selection of Portfolio Securities (pp. 3-5)

7.        Please consider providing examples of what you mean by “current negative or material company events.”

Response:       The disclosure has been revised in response to your comment.

Principal Risks - An investment in the units will be subject to risks associated with convertible securities risk (p. 13)

8.       If the ETFs in which the Trust will invest will hold contingent convertible securities (“CoCos”), please consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Trust will invest in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, please provide a description of them here and in the principal strategies section.

Response:        The ETFs in the Trust will not hold CoCos.

Fee Table (pp. 16-17)

9.        Footnote 4 to the fee table states, “The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date.” Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

Response:       The disclosure has been revised in response to your comment.

10.        The last sentence of footnote 7 states, “Please note that the Sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your Trust and therefore certain fees paid by your Trust to such ETFs will be paid to the Sponsor or an affiliate for its services of such ETFs.” Please consider using bold font or italics to highlight this disclosure.

Response:       The disclosure has been revised in response to your comment.

Distributions (pp. 17-18)

11.       Please define “excess capital” in the filing.

Response:       The disclosure has been revised in response to your comment.

12.       Please explain in the filing what it means to hold an “excessive amount of principal.”

Response:       The disclosure has been revised in response to your comment.

13.       Please provide examples in the filing of the “similar transaction[s]” that could cause the Trust to pay a special distribution.

Response:       The disclosure has been revised in response to your comment.

Additional Revisions

The “Principal Risks” and “Investment Risks” sections have been revised to rename and alphabetize the risk disclosures. In addition, the prospectus has been revised to allow for income averaging of distributions and to change the tax structure of the Trust to a regulated investment company.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren